Exhibit 3.1

AMENDMENT TO
THE AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

OF

COLISEUM ACQUISITION CORP.

The Extension Amendment Proposal

RESOLVED, as a special resolution, THAT:

The text of Article 36.2 of the Amended and Restated Memorandum of Association and Articles of Association of the Company be deleted in its entirety and replaced by the following:

(a) The Company has until October 25, 2024 to consummate a Business Combination; provided, however, that commencing on October 25, 2024, the Company has the right, by resolution of the Board of Directors, to extend the time it has to consummate a Business Combination (the “Combination Period”) up to two times, for an additional one month each time, until up to December 25, 2024 (the “Termination Date”), only if the New Sponsor or its affiliate or designee would deposit into the Trust Account, as a loan, (i) on or before September 25, 2024, with respect to the initial extension, the lesser of (x) $50,000 and (y) $0.04 multiplied by the number of Public Shares of the Company then outstanding and (ii) one business day following the public announcement by the Company disclosing that the Board has determined to implement an additional monthly extension, with respect to each such additional extension, the lesser of (x) $50,000 and (y) $0.04 multiplied by the number of Public Shares of the Company then outstanding, up to a maximum aggregate contribution amount of $150,000. The Company’s board of directors has the sole discretion whether to extend the Combination Period. In the event that the Company has not consummated a Business Combination on or before the Termination Date and determines not to extend the Combination Period, or the if the Company does extend the Combination Period to the maximum possible Termination Date and the Company does not consummate a Business Combination before such Termination Date, such failure shall trigger an automatic redemption of the Public Shares (an “Automatic Redemption Event”) and the directors of the Company shall take all such action necessary to (i) cease all operations except for the purpose of winding up (ii) as promptly as reasonably possible but not more than ten (10) Business Days after the Termination Date or Additional Extended Date, as applicable, redeem the Public Shares to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price; and (iii) as promptly as reasonably possible following such Automatic Redemption Event, subject to the approval of the remaining Members and directors, liquidate and dissolve the Company, subject to the Company's obligations under the Act to provide for claims of creditors and the requirements of other Applicable Law. In the event of an Automatic Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.